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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 FORM 8-A/A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                        READING & BATES CORPORATION
           (Exact name of registrant as specified in its charter)


      DELAWARE                       1-5587              73-0642271
(State or other jurisdiction (Commission File Number) (IRS Employer
     of incorporation)                                Identification No.)


                        901 Threadneedle, Suite 200
                            Houston, Texas 77079
                  (address of principal executive offices)

     Registrant's telephone number, including area code: (281) 496-5000

                                    N/A
       (Former name or former address, if changed since last report)

     Securities to be registered pursuant to Section 12(b) of the Act:

                                           Name of exchange on
        Title of each Class              which each class is to
         to be so registered                 be registered
     Preferred Share Purchase Rights     New York Stock Exchange
                                          Pacific Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                              (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        On March 15, 1995, the Board of Directors of Reading & Bates Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.05 per share (the "Common Shares"), of the Company. The dividend is payable on March 31, 1995 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), of the Company at a price of $30.50 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of March 15, 1995, as the same may be amended from time to time (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

        Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 10% or more of the outstanding Common Shares (an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate together with a copy of this Summary of Rights. None of R&B Falcon Corporation, Falcon Drilling Company, Inc. or any subsidiary of either of them shall be deemed to be an Acquiring Person as a result of (i) the announcement of the "R&B Merger" as defined in the Agreement and Plan of Merger, dated as of July 10, 1997 (the "Merger Agreement"), among R&B Falcon Corporation, FDC Acquisition Corp., Reading & Bates Acquisition Corp., Falcon Drilling Company, Inc. and the Company,
(ii) the acquisition of Common Shares of the Company pursuant to the R&B Merger or the R&B Stock Option Agreement (as defined in the Merger Agreement), dated as of July 10, 1997, entered into between the Company and Falcon Drilling Company, Inc., (iii) the execution of the Merger Agreement or the R&B Stock Option Agreement or (iv) the consummation of the R&B Merger or of the other transactions contemplated in the Merger Agreement or the R&B Stock Option Agreement.

        The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date. The Distribution Date shall not be deemed to have occurred solely as the result of (i) the announcement of the R&B Merger, (ii) the acquisition of Common Shares of the Company pursuant to the R&B Merger or the R&B Stock Option Agreement, (iii) the execution of the Merger Agreement or the R&B Stock Option Agreement or (iv) the consummation of the R&B Merger or of the other transactions contemplated in the Merger Agreement or the R&B Stock Option Agreement. The Rights will expire on the earlier of March 31, 2005 or the Effective Time, as such term is defined in the Merger Agrement

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(the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

        The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

        The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

        Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a preferential quarterly dividend payment equal to the greater of (i) $1 per share, and
(ii) 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment equal to the greater of (i) $100 per share, and (ii) 100 times the payment made per Common Share. Each Preferred Share will have one vote, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

        Because of the nature of the Preferred Shares' dividend and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

        In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

        The Rights Agreement provides that none of the Company's directors, officers or financial advisers shall be deemed to beneficially own any Common Shares owned by any other director, officer or financial adviser by virtue of such persons acting in their capacities as such, including in connection with the formulation and publication of the Board of Directors recommendation of its position, and actions taken in furtherance thereof, with respect to an acquisition proposal relating to the Company or a tender or exchange offer for the Common Shares, including the Offer.

        In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after any person or group becomes an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one- hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

        At any time prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        The Rights Agreement provides that, if as of March 15, 1995 any person or group of affiliated or associated persons beneficially own 10% or more of the outstanding Common Shares, such person or group will not be deemed to be or to have become an "Acquiring Person" until April 21, 1995, and on such date will be deemed to be an "Acquiring Person" if, but only if, as of such date, such person or group beneficially own 10% or more or the outstanding Common Shares; provided, however, that if such person or group shall, subsequent to March 15, 1995, acquire any additional Common Shares, then such person or group shall thereupon be deemed an Acquiring Person.

        The terms of the Rights Agreement may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including, prior to the time any person or group becomes an Acquiring Person, an amendment to (a) specifically exempt any person or group of affiliated or associated persons from being or being deemed to be an "Acquiring Person", subject to such terms and conditions as the Company deem appropriate, (b) fix a Final Expiration Date later than the earlier of March 31, 2005 or the Effective Time or (c) increase the Purchase Price. From and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates). In addition, if as of the close of business on March 15, 1995 any person or group of affiliated or associated persons beneficially owned 10% or more of the Common Shares then outstanding, the Rights Agreement may be amended at any time prior to April 21, 1995, to exempt such person from being deemed to be or to have become an "Acquiring Person" (but only if such person does not acquire any additional Common Shares subsequent to March 15, 1995), subject to such terms and conditions as the Board of Directors of the Company deem necessary or appropriate.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        As of June 30, 1997, there were 72,061,079 Common Shares of the Company issued and outstanding. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each newly issued Common Share so that all such shares will have Rights attached. The Board of Directors of the Company has reserved for issuance upon exercise of the Rights 1,000,000 Preferred Shares.

        A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.


ITEM 2.  EXHIBITS.

        4.1[*] Rights Agreement dated as of March 15, 1995, including Exhibit A, "Form of Certificate of Designations"; Exhibit B, "Form of
        Rights to Purchase Preferred Shares".

        4.2  Amendment to Rights Agreement, dated as of July 10, 1997.

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[*] Previously filed.


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                                 SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  August 7, 1997         READING & BATES CORPORATION



                                   By: /s/ Timothy W. Nagle
                                       --------------------
                                   Name:  Timothy W. Nagle
                                   Title: Executive Vice President,
                                            Finance and Administration

                               EXHIBIT INDEX


         The following exhibits are filed herewith:


     EXHIBIT
       NO.                          DESCRIPTION
     -------                        -----------

       4.2      Amendment to Rights Agreement, dated as of July 10, 1997.